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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2006- Amendment

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended April 30, 2006 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended April 30, 2006 or reflect any events that have occurred after the Form 6-K was filed on June 20, 2006.

Consolidated Financial Statements

Three months ended April 30, 2006

(unaudited – prepared by management)

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005
Mineral Property Interests
Revenue
Option Proceeds	$60,000	$40,000
Project management fees	522	590
	60,522	40,590
Expenses
Acquisition costs	17,106	2,131
Exploration expenditures	184,412	71,947
Joint venture reimbursement	-	(2,251)
Exploration tax credits	(9,226)	(1,059)
	192,292	70,768
Loss from mineral property operations	(131,770)	(30,178)
Other Operations
Revenue
Other	983	658
Expenses
Accounting and legal	2,027	5,238
Depreciation	7,725	4,785
Foreign exchange losses (gains)	4,600	489
Investor services	9,882	10,101
Management services	33,499	42,102
Marketing	24,964	21,700
Office	15,916	22,770
Rent	19,430	9,930
Share-based compensation	80,637	18,506
Salaries and support services	18,506	61,719
Travel and entertainment	17,548	13,808
	234,734	211,148
Loss from other operations	(233,751)	(210,490)

Loss before the undernoted	(365,521)	(240,668)
Interest	28,551	14,098
Gain on Sale of Marketable Securities	-	-
Net Loss	$(336,970)	$(226,570)
Basic and Diluted Loss Per Share	$(0.02)	$(0.01)
Weighted average number of shares outstanding	20,416,971	17,857,849

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

			Year End
	2006	2005	Jan. 31
ASSETS			2006
Current
Cash	$5,044,466	$2,466,434	$2,836,027
Marketable securities (Note 2)	260,480	139,870	88,370
Accounts receivable	79,769	163,728	64,635
Prepaid expenses	33,093	3,719	16,192
Deposits - Equity Engineering (Note 5)	47,453	34,226	-
	5,465,261	2,807,977	3,005,224

Office and Computer Equipment, less accumulated
depreciation of $78,007 (2005 - $41,087)	59,922	46,601	61,564
Project Deposits (Note 3)	28,700	27,700	28,700
Mineral Property Interests (Note 4)	-	-	-

	$5,553,883	$2,882,278	$3,095,488

LIABILITIES
Current
Accounts payable and accruals	$97,463	$65,633	$62,733
Payable to related party (Note 6)	-	-	36,846
Joint venture project deposits	-	88,539	-
	97,463	154,172	99,579
Mineral Property Reclamation obligation (Note 10)	35,363	35,363	35,363
	132,826	189,535	134,942

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	12,055,973	7,471,117	9,358,013
Contributed Surplus (Note 5 )	850,387	945,033	922,976
Deficit	(7,657,413)	(5,723,407)	(7,320,443)
Accumulated Other Comprehensive Income (Note 2)	172,110	-	-
	5,421,057	2,692,743	2,960,546

	$5,553,883	$2,882,278	$3,095,488

APPROVED BY THE BOARD
“David A. Caulfield”	Director

“Henry J. Awmack”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Comprehensive Income
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005

Net Income (Loss)	$(336,970)	$(226,570)
Other comprehensive income
Changes in fair value of investments	78,012	-
Gains realized on sale of investments	-	-
Other than temporary impairment charge	-	-
Tax effect of other comprehensive income	-	-
Other comprehensive income (loss)	78,012	-

Total comprehensive income (loss)	$(258,958)	$(226,570)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Cash Flows
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006		2005
Cash Flows Used for Operating Activities
Mineral property interest costs
Paid for acquisition costs	$(17,918)		$(3,068)
Paid for exploration costs	(175,138)		(100,054)
Exploration reimbursements received	-		2,047
Exploration tax credits and grants received	-		-
Exploration funding (paid) received	-		(9,267)
Project management fees received	735		549
Reclamation deposits (paid) received	-		16,700
Option proceeds received	60,000		40,000
Other
Cash paid to suppliers and employees	(208,914)		(135,959)
Repayment of advances from related party	(84,300)		(67,594)
Other revenue received	528		737
	(425,007)		(255,909)

Cash Flows Used for Investing Activities
Interest revenue received	26,300		2,455
Proceeds from sale of marketable securities	-		-
Purchase of office and field equipment	(6,539)		(7,325)
	19,761		(4,870)

Cash Flows From Financing Activities
Common shares issued for cash	2,661,650		4,050
Share issue costs	(47,965)		(920)
	2,613,685	3,130	3,130

Increase (Decrease) in Cash	2,208,439		(257,649)
Cash, Beginning of Period	2,836,027		2,724,083

Cash, End of Period	$5,044,466		$2,466,434

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	$(18,506)		$(18,506)
Contributed surplus	72,589		18,506

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Changes in Shareholders’ Equity
Three months ended April 30
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2006	2005
Common Shares (Note 5)
Balance, beginning of period	$9,358,013	$7,467,987
Issued for
Cash - private placement	2,550,000	-
Cash – exercise of share purchase warrants	-	4,050
Cash – exercise of share purchase options	202,745	-
Share issue costs	(54,785)	(920)

Balance, end of period	12,055,973	7,471,117

Contributed Surplus
Balance, beginning of period	922,976	926,527
Share-based compensation	18,506	18,506
Transfer to common shares on exercise of vested options	(91,095)	-

Balance, end of period	850,387	945,033

Deficit
Balance, beginning of period	(7,320,443)	(5,496,837)
Net loss for the period	(336,970)	(226,570)

Balance, end of period	(7,657,413)	(5,723,407)

Accumulated Other Comprehensive Income
Balance, beginning of period	94,098	-
Changes in fair value of investments	78,012	-
Gains realized on sale of investments	-	-
Other than temporary impairment charge	-	-

Balance, end of period	172,110	-

Shareholders’ Equity	$5,421,057	$2,692,743

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Mineral Property Expenditures
Three months ended April 30, 2006
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayments	Tax Credits

Canada
Jake	$ -	$ -	$ 44,534	$ -	$ (5,889)
Northgate Alliance	-	-	12,813	-	-
RDN	60,000	-	5,277	-	(948)
Thorn	-	-	11,384	-	(1,702)
Tide	-	-	2,030	-	-
Williams	-	-	2,641	-	(476)
Other	-	41	18,450	-	(211)

Alaska	-	2,797	37,390	-	-
Nevada	-	14,268	49,893	-	-

Total	$ 60,000	$ 17,106	$ 184,412	$ -	$ (9,226)

Cumulative Net Mineral Property Costs Charged to Operations since Inception
Balance	Current	Balance
January 31, 2006	Expenditures	April 30, 2006

Canada
Jake	$ 35,795	$ 38,645	$ 74,440
Northgate Alliance	-	12,813	12,813
RDN	779,630	(55,671)	723,959
Thorn	1,090,290	9,682	1,099,972
Tide	(102,645)	2,030	(100,615)
Williams	391,036	2,165	393,201
Other	356,093	18,280	374,373

Alaska	323,099	40,187	363,286
Nevada	223,914	64,161	288,075

Total	$ 3,097,212	$ 132,292	$ 3,229,504

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the Company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (individually and collectively the “Company”).

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at market value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value. The Company does not have any securities for which a quoted value is unavailable.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount will be transferred from other comprehensive income to the statement of net income. When declines in value are significant and not considered temporary, the write-down in value will be included in determination of net income. .

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Office and Computer Equipment

Office and computer equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses.  When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Since this is the first quarter in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair value of marketable securities which are classified as available for sale was $188,810 at April 30, 2005 and $182,468 at January 31, 2006.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 9 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

	2006	2005
Other Operations	3 months	3 months
Revenue
As originally presented	$ 29,534	$ 14,756
Reclassification of interest received	(28,551)	(14,098)
Revised	983	658

Loss before the undernoted (revised)
Loss before the undernoted	(365,521)	(240,668)
Reclassified interest income	28,551	14,098

Consolidated Statements of Cash Flows

	2005	2004
	3 months	3 months
Cash Flows Used for Operating Activities
As originally presented	$(398,707)	$(253,454)
Reclassification of interest received	(26,300)	(2,455)
Revised	(425,007)	(255,909)

Cash Flows Used for Investing Activities
As originally presented	(6,539)	(7,325)
Reclassification of interest received	26,300	2,455
Revised	19,761	(4,870)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the quarter ended Aril 30 were:

	2006	2005
Acquisition Costs	$ 17,106	$ 2,131

Exploration Costs
Aircraft and helicopter	-	(1,487)
Camp	7,391	6,619
Chemical analysis	5,752	-
Drafting	3,690	1,969
Drilling and trenching	5,400	-
Equipment rental	5,531	291
Freight	7	-
Geological and engineering	85,572	54,542
Geophysical surveying	10,588	-
Maps and reproductions	2,708	2,144
Materials	4,001	(2,669)
Project management	2,588	692
Recording and filing	45,037	1,305
Travel	6,147	8,541

	184,412	71,947
Exploration tax credits and grants	(9,226)	(1,059)
Joint venture reimbursement	-	(2,251)

	175,186	68,637

Option Proceeds	(60,000)	(40,000)

Net Expenditures For the Period	132,292	30,768

Cumulative Net Expenditures, Beginning of Period	3,669,143	2,567,028

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Cumulative Net Expenditures, End of Period	3,801,435	2,597,796

Property write-down and abandonment	(571,931)	(302,917)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 3,229,504	$2,294,879

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures and in Management Discussion and Analysis.

The Company’s commitments to earn or acquire its mineral property interests are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return (“NSR”) for $3,000,000.

CANGOLD Limited (“CANGOLD”) has earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. CANGOLD is operator for the project.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% net smelter return. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005)

•

not less than an aggregate of $5,000,000 on or before December 31, 2007
(as revised November 19, 2004)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 on or before March 1, 2007

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Williams Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 1.25% net smelter return. The Company has earned 100% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Additionally, annual advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine.

In October 2002, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration for an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti has assumed all of the obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004 -received)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

75,000 common shares or $35,000 on or before July 24, 2004 (received)

•

75,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) (received)

•

75,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004)

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005 (completed)

•

an additional $600,000 on or before December 31, 2006

The Company is the operator for the exploration programs until Serengeti’s interest has vested.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Kizmet Property, British Columbia

The Company signed a joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005, to explore the Kizmet claims contributed by each company. Barrick paid the Company $75,000 Canadian. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares.

Barrick can increase its interest in the property to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for US$2 million. The Company is to make cash payments of:

•

US$10,000 upon signing (paid)

•

US $20,000 on or before October 29, 2006

•

US $25,000 on or before October 29, 2007

•

US $30,000 on or before each of the third through ninth anniversary dates (US $210,000)

•

US $35,000 on or before October 29, 2015

The Company is to complete exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for $2,000.000 (US Dollars).

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for $1,000.000 (US).

California-Surf properties, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties.

In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in exploration expenditures within the project area during the term of the two year agreement. The Company may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon the Company’s expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration expenditures to earn its 50% interest.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Northgate Exploration Alliance

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties. The initial phase will consist of data compilation with each company contributing up to $20,000. The second phase of field examination will be funded by contributions of $130,000 from each company. Upon acquisition of a property, Northgate shall have an option to earn 60% of the acquired property by making the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company will be operator during the compilation and field examination phases of the project.

Wernecke Breccias, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

To complete the acquisition, $2 million in exploration expenditures must be spent within four years. Newmont and NVI retain a total 2% NSR and a right of first refusal, which terminates after completion of the exploration expenditures. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors. Fronteer will be operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with the Company earning the remaining 20% interest. Once the $2 million has been expended, a Joint Venture will be formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non participation.  Should either party’s interest fall below 5%, their interest will be converted to a 3% Net Profits Interest after payback of capital.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL

Authorized:

     unlimited common shares without par value

Issued and fully paid common shares

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
January 31	19,999,539	$ 9,358,013	17,855,220	$ 7,467,987
Issued for cash
Exercise of warrants, net of issue costs of $nil (2004-$920)	-	-	4,500	3,130
Exercise of share purchase options, net of issue costs of $140 *	150,000	202,605	-	-
Private placement, net of issue costs of $54,645	1,572,000	2,495,355	-	-
April 30	21,721,539	$ 12,055,973	17,859,720	$ 7,471,117

* including transfer from contributed surplus on the exercise of vested options

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,827,522 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	April 30, 2006		April 30, 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,195,000	$ 0.99	1,645,000	$ 0.70
Granted	-	-	-	-
Exercised	150,000	0.74	-	-
Outstanding at end of period	1,045,000	1.03	1,645,000	0.70
Options exercisable at end of period	1,017,500	1.02	1,552,500	0.67

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	455,000	0.95	455,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	240,000	1.21	212,500	1.21
22-Dec-10	150,000	1.23	150,000	1.23
	1,045,000		1,017,500

	Number of	Issue Price
Warrants*	Shares	Per Share	Expiry Date	Grant Date

Broker Warrants	140,000	$1.70	13-April-08	13-April-06
Share Purchase Warrant	1,572,000	$2.00/$2.25	13-April-08	13-April-06

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

*All warrants were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

The weighted average grant-date fair value of share purchase options granted during the year ended January 31, 2006 was $1.06 per share (2005 - $0.83). No options have been granted since year end. The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using the Black-Scholes option pricing model using the following weighted average assumptions:

	January 31, 2006	January 31, 2005
Volatility	137%	110%
Risk-free interest rate	3.84%	2.60%
Expected life	5 years	4.6 years
Expected dividend yield	-	-

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, Equity Engineering Ltd. (“Equity”) was indebted to the Corporation in the amount of $47,453 for advances for project expenses and consulting services provided by Equity. During the first quarter ending April 30, 2006, the Corporation paid Equity $17,238 for geological consulting services (2005-$3,312) and $69,617 for providing general corporate and administrative services (2005-$54,177) composed of $926 for investor services (2005-$917), $32,400 for management services (2005-$24,102), $3,549 for office services (2005-$1,863), $17,780 for rent (2005-$9,930) and $14,962 for support services (2005-$17,365). In addition, exploration advances totaling $92,000 were made in anticipation of field work commencing in early May.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at Equity’s standard commercial rates.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

7.

INCOME TAXES

The Company’s future income tax assets are:

	April 30	April 30	January 31
	2006	2005	2006
Future income tax assets
Mineral property interests	$ 1,902,053	$ 1,845,573	$ 1,859,190
Other assets	47,686	41,632	49,447
Tax loss carry-forwards	3,375,845	2,379,973	3,203,278
	5,325,584	4,267,178	5,111,915
Valuation allowance	(5,325,584)	(4,267,178)	(5,111,915)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Quarter ended April 30
	2006	2005
Loss before income taxes	$ 336,970	$ 226,570

Statutory tax rate	35.6%	37.6%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 119,961	$ 85,190

Add (deduct):
Non-deductible expenses	(12,581)	(23,310)
Tax effect of current period losses not recognized	(107,380)	(61,800)
Future income tax recovery	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

8.

FINANCIAL INSTRUMENTS

(a) Fair value of financial instruments

The Company’s financial instruments include cash, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements are reported at their fair values with unrealized gains and losses reported in other comprehensive income.

(b) Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c) Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN

CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

 (a) Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(c) Mineral Property acquisition costs (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 9 (c) and (f) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

(d) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(e) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	April 30 2006
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	215,673	215,673
Share capital (b)	12,055,973	-	7,471,117
Deficit	(7,657,413)	215,673	(7,441,740)
	April 30 2005
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	43,156	43,156
Share capital (b)	7,471,117	-	7,471,117
Deficit	(5,723,407)	43,156	(5,681,251)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Balance Sheets (continued)

	January 31 2006
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	198,567	198,567
Share capital (b)	9,358,013	142,500	9,500,513
Deficit	(7,320,443)	56,067	(7,264,376)

Consolidated Statements of Operations

Previously reported	3 months ended April 30
	2006	2005
Net loss under Canadian GAAP	$ (336,970)	$ (226,570)
Reversal of acquisition costs (c)	17,106	2,131
Impairment provision (c)	(17,106)	(2,131)

Net loss under U.S. GAAP	$ (336,970)	$ (226,570)
Weighted average number of shares under Canadian GAAP	20,416,971	17,857,849
Escrow shares	-	29,865
Weighted average number of shares under U.S. GAAP	20,416,971	17,827,984

Basic and diluted loss per share under U.S. GAAP (d)	$(0.02)	$(0.01)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Operations

Restated	3 months ended April 30
	2006	2005
Net loss under Canadian GAAP	$ (336,970)	$ (226,570)
Net mineral property interest acquisition costs (c)	17,106	2,131

Net loss under U.S. GAAP	$ (319,864)	$ (224,439)
Weighted average number of shares under Canadian GAAP	20,416,971	17,857,849
Escrow shares	-	29,865
Weighted average number of shares under U.S. GAAP	20,416,971	17,827,984
Basic and diluted loss per share under U.S. GAAP (d)	$(0.02)	$(0.01)

Consolidated Statements of Cash Flows (e)

	3 months ended April 30
	2006	2005
Net loss under Canadian GAAP	$ (336,970)	$ (226,570)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	7,725	4,785
Foreign exchange losses	4,600	489
Share-based compensation	80,637	18,506
Non-cash option proceeds	-	-
Non-cash mineral property acquisition costs	-	-
Gain (loss) on sale of marketable securities	-	-
Interest income	(28,551)	(14,098)
Increase in accounts receivable	(15,134)	29,998
Increase in prepaid expenses	(135,198)	(31,060)
Increase in project reclamation deposits	-	16,700
Increase in accounts payable / accrued expenses	(2,116)	(45,392)
Increase in exploration funding deposits	-	(9,267)
Total adjustments	(88,037)	(29,339)

Net cash used for operating activities	$ (425,007)	$ (255,909)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mining interests has been included in these financial statements.

11.

SEGMENT INFORMATION

The Company operates in one industry segment only within three geographical areas, Alaska, Canada and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each geographic area at the balance sheet dates:

	April 30		January 31
	2006	2005	2006
Canada	$ 5,014,500	$ 2,333,763	$ 2,797,535
Alaska	25,369	106,123	25,818
Nevada	4,597	26,548	12,674
	$ 5,044,466	$ 2,466,434	$ 2,836,027

All other significant assets, including equipment, are held in Canada.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2006

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for each fiscal year:

	Canada	Alaska	Nevada	Total
Net Loss for the three months ended April 30, 2006	$(223,195)	$ (44,732)	$ (69,043)	$(336,970)
included in Net Loss
Mineral property revenue	60,522	-	-	60,522
Interest income	28,510	27	14	28,551
Gain (loss) on marketable securities	-	-	-	-
Amortization	(7,725)	-	-	(7,725)
Share-based compensation	(18,506)	-	-	(18,506)

	Canada	Alaska	Nevada	Total
Net Loss for the three months ended April 30, 2005	$(178,555)	$ (1,643)	$ (46,372)	$(226,570)
included in Net Loss
Mineral property revenue	40,590	-	-	40,590
Interest income	14,062	25	11	14,098
Gain (loss) on marketable securities	-	-	-	-
Amortization	(4,785)	-	-	(4,785)
Share-based compensation	(18,506)	-	-	(18,506)

Exploration expenditures on the Company’s mineral properties by geographical segments are shown in the Consolidated Statement of Exploration Expenditures.

Management Discussion and Analysis

 Management Discussion
and Analysis

Form 51-102F1

For the 3 months ended

April 30, 2006

1.1

Date

The information in this form includes financial results for the quarter ending April 30, 2006 with other information current to May 31, 2006.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

2006 began with strong interest and optimism in the mining and exploration sector.  Rimfire continues to benefit from this trend as we build and capitalize on our relationships with our partners. These relationships are the foundation of our business and we expect to generate new project opportunities for our shareholders such as our alliance with Northgate Minerals. Together we are generating a grassroots gold exploration target in Canada. The data compilation and target selection aspect of this research was completed during the quarter, and crews were mobilized to the project area subsequent to the quarter’s end.

The first quarter saw exploration commence on the Jake and RDN projects in British Columbia. A reconnaissance geochemical survey was conducted over the 372 sq. km Jake Property, while magnetic and VLF electromagnetic geophysical surveys and trenching were used to investigate the Jake Showing, successfully identifying additional gold-bearing quartz veining. An airborne geophysical survey was completed at the RDN and crews commenced groundwork in preparation for diamond drilling to be conducted later this year. A brief program was also conducted in Nevada as part of the Company’s Alliance with Newmont in the Walker Lane Mineral Belt.

Management Discussion and Analysis

Planning for summer programs at the Wernecke Breccias (Fronteer Development Group) and Tide (Serengeti) projects began in the first quarter. Management was active in marketing the Goodpaster (Pogo Area), Alaska and Williams, BC projects seeking partners to advance the two projects in 2006.

A financing of $2.55 million was completed in March. These funds will be utilized for further exploration of the Company’s properties, the development of new projects and for general corporate purposes.

Rimfire’s technical team was strengthened with the addition of a GIS Specialist to assist in the Company’s new project generative efforts as well as managing current project databases. Marketing efforts for this quarter focused on messaging to existing and potential partners and the investing public.

2006 Exploration Overview

British Columbia

Field crews were mobilized to the Jake project where initial trenching, geophysical surveying and stream sediment sampling programs were carried out. Further prospecting and trenching programs are being planned for later in the exploration season. Preparations for surface sampling and a drill program at the RDN project are ongoing. A surface exploration program is in the initial planning stages for the Tide project.

Alaska

The Company is working to secure a partner to conduct regional exploration on its Goodpaster District land holdings and is in the final planning stage for a regional surface program consisting of stream sediment sampling, mapping and prospecting. An agreement was completed with AngloGold Ashanti (U.S.A.) Exploration Inc. to reacquire the Eagle and ER-Ogo-Fire properties subject to a net smelter royalty.

Nevada

The Company identified potential targets for exploration and conducted limited field examinations under the Walker Lane Exploration Alliance with Newmont Capital Limited. More extensive field programs were carried out on the recently staked Poncho-Crow project area, and consisted of detailed surface mapping and rock sampling to help guide planned geophysical surveys and drilling programs for later in the year. The company is negotiating to acquire existing claims in the same area.

Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer, as project operator, staked additional claims under the agreement and will undertake exploration work in 2006.

Management Discussion and Analysis

Financial Overview for Quarter Ended April 30, 2006

The Company completed a private placement in early April 2006 consisting of 1,500,000 units at a price of $1.70 per unit with each Unit consisting of one common share and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants contain a provision whereby, commencing August 13, 2006, if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The net proceeds were $2,495,355 after payment of share issue costs of $54,645.

Exploration expenditures have more than doubled in the current year compared to the previous fiscal year. There have also been increases in acquisition costs but these costs have been partially offset by increased option proceeds and exploration tax credits. Overall, the net loss from mineral property operations is over four times the loss in the previous year. Exploration work commenced much earlier than usual this year due to the geographic location of our newest projects, the Jake project in southern BC and the Poncho-Crow project in Nevada.

General and administrative expenditures have increased slightly from the previous year. Rent is approximately doubled from the same period in 2005 as the Company has significantly increased the amount of office space occupied. Salaries and support services expense has increased by a third as the company hired additional staff since the same period last year.

The Company’s working capital as of April 30, 2006 was $5,367,798, comprised primarily of term deposits and other forms of cash, compared to $2,905,645 at the end of the previous fiscal year and $2,653,805 as of April 30, 2005. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended April 30, 2006, Rimfire incurred a net loss of $336,970 ($0.02 per share) compared to a net loss of $226,570 ($0.01 per share) in the previous year. Revenue increased by $14,778 as interest revenue doubled from the previous year.

The major increases in general and administrative expenses are for rent and salaries and support services. Rent increased from $9,930 to $19,430 as office renovations were completed at the end of the first quarter of 2005 allowing more office space for the use of Company staff. Salaries and support services increased from $61,719 in 2005 to $80,637 in 2006. This reflects the addition of two full–time staff members and additional support services provided by Equity Engineering Ltd. Foreign exchange losses increased significantly to $4,600 from $489 as changes in the US Dollar affected the Company’s expenditures and cash balances.

Management Discussion and Analysis

Commencing this quarter, the Company has added a Statement of Comprehensive Income which records gains and losses on marketable securities. The recent increases in the stock market have resulted in an increase of $78,012 in the fair value of shares which are available for sale since the end of the fiscal year. When the shares are sold any realized gains or losses will be transferred to net income. The overall gain in fair value from the value initially recorded for these shares is $172,110.

Exploration expenditures, excluding those by joint-venture partners, totaled $184,412 ($71,947), and property acquisition costs totaled $17,106 ($2,131). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for 20% of eligible expenditures in that jurisdiction. For the first quarter, exploration tax credits will be $9,226 compared to $1,059 in the previous year.

Several factors come into play when comparing current fiscal year exploration expenditures to previous years. The first is the Walker Lane alliance which permits exploration year-round in Nevada. During the first quarter of 2006, a comprehensive surface mapping and rock sampling program was conducted on the Poncho-Crow claim group. A second factor is the acquisition of the Jake property. This property has good year round access and is available for exploration for a longer field season than some of the Company’s other properties. This allowed the Company to conduct geophysical and trenching programs during the first quarter followed by a silt-sampling program at the end of the quarter.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 10,139 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a protracted history of exploration; beginning in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphide in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. An airborne geophysical survey was conducted over the Arctic Grid and LL areas of the property in early March in preparation for surface mapping, sampling and a drilling program to be conducted later in the exploration season. In total, Northgate Minerals Corporation has committed to funding $1,000,000 budget for the RDN.

The work program is being conducted by Equity Engineering Ltd. under the direction of Murray Jones, P.Geo. ALS Chemex Labs Ltd. of North Vancouver will analyze the drill core and rock samples.

Management Discussion and Analysis

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,583 hectares, is a joint venture with Cangold Limited who has acquired a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous (ca. 91 Ma) Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins represent the prime exploration targets on the Thorn property. Lesser focus will be placed on the Oban Zone, although potential for additional breccia pipes should be considered.

Cangold Limited is operator for this project and has proposed a drill program, subject to financing, for later this field season. The Company will have the option to contribute 49% of the expenditures for the project or face dilution of the Company’s interest at the rate of 1% reduction for each $50,000 of the proportionate share of the program in which the company does not participate.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives. A surface sampling and mapping program targeting the Crest soil anomaly has been contracted for late in the current exploration season and is budgeted at $85,000.

The sampling program will be conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng.

Williams

The Williams Property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. Drilling by Cominco and Du Pont in 1983 and 1984 intersected six separate 1.5 metre intercepts grading greater than 15 grams/tonne gold. A single 2003 drill hole (WG03-10) oriented to better intersect this structural corridor intersected four separate vein zones. The GIC prospect, located three kilometres to the north, is a previously unrecognized porphyry gold-copper target consisting of a poorly explained 0.7 km2 gold-copper soil geochemical anomaly centred on a prominent gossan with a coincident 600 by 1800 metre Induced Polarization chargeability high anomaly.

The Company is preparing plans for a drill program to be conducted later in the field season. This program will be conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng.

Management Discussion and Analysis

Kizmet Project

The Kizmet Project is a joint venture with Barrick Gold Corporation. Rimfire staked the SUTL and LJ claims to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. In January 2006, the number of claims was reduced to 93 totalling 34,078 hectares. Barrick is operator for this project.

Jake Property

The Jake Property, covering 37,317 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization. On May 18, 2006, the Company purchased the Clearwater Peak claim, located adjacent to the initial claim block, for $12,500, subject to a 1% NSR half of which can be purchased for $500,000.

In March 2006, the Company undertook an initial ground magnetics and VLF electromagnetics survey and trenching program over the main showing. This work, as well as a property-wide silt sampling survey in May, will identify targets for additional exploration later in the year. Mechanical trenching was conducted at the original discovery exposing gold-bearing quartz-sulphide veins, quartz-sulphide stringers and sheared andesite tuffs. At the southern end of the trench, four composite samples across veining over a four metre strike length returned an arithmetic average of 9.9 g/t gold over an average width of 0.8 metres. Twenty metres to the north, composite samples collected two metres apart averaged 7.3 g/t gold over 2.67 metres and 6.3 g/t gold over 2.09 metres. A further 15 metres north, two quartz-sulphide vein samples returned 11.7 g/t gold over 0.45 metres and 11.4 g/t over 0.60 metres. All quoted results approximate true width from channel samples and all three areas represent separate vein structures. Further trenching in the vicinity of these trenches is planned for later in the summer.

The sampling program was conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng. Samples were analyzed by ALS Chemex Labs Ltd. of North Vancouver and Eco-Tech Laboratory Limited of Kamloops.

Expenditures by the Company on the principal British Columbia properties during the quarter ended April 30, 2006 were:

Management Discussion and Analysis

	Jake	Kizmet	RDN	Thorn	Tide	Williams
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-	-
Camp	3,231	-	15	164	19	17
Chemical analysis	2,363	-	-	-	-	-
Drafting	570	-	210	1,090	-	50
Drilling & trenching	5,400	-	-	-	-	-
Equipment rentals	4,067	-	-	-	-	-
Freight	7	-	-	-	-	-
Geological & engineering	16,177	526	4,485	8,151	2,011	2,280
Geophysical surveying	8,925	-	-	-	-	-
Maps and reproductions	2,248	-	-	-	-	7
Materials	102	1	59	754	-	65
Project management	267	-	508	1,050	-	222
Recording and filing	-	-	-	175	-	-
Travel	1,177	-	-	-	-	-
	44,534	527	5,277	11,384	2,030	2,641

Exploration tax credits	(5,889)	(0)	(948)	(1,702)	0	(476)
Joint venture payments	-	-	-	-	-	-
	38,645	527	4,329	9,682	2,030	2,165

Option proceeds	-	-	(60,000)	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	35,795	128,462	779,630	1,090,290	(102,645)	391,036
Property write-down or abandonment	-	-	-	-	-	-
End of Quarter	$74,440	$128,989	$723,959	$1,099,972	($100,615)	$393,201

Management Discussion and Analysis

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 74,000 ha (182,800 acres). The ER-Ogo-Fire and Eagle claim groups were optioned to AngloGold (U.S.A) Exploration Inc. Effective December 31, 2005, an agreement was negotiated to re-acquire 100% interest in the claims subject to a 2% NSR. The Bou, Hawk, Swede and California-Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the claim groups have demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties. A program of surface mapping and sampling is being planned for later in the field season.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The company conducted a program of surface mapping and rock sampling on the Poncho and Crow claims and is planning further work including ground geophysics and drilling later in the field season.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Management Discussion and Analysis

Expenditures by the Company during the quarter ended April 30, 2006 (all amounts in Canadian Dollars) were:

	Alaska	Walker Lane
Acquisition costs	$ 2,797	$ 14,268

Exploration costs
Aircraft and helicopter	-	-
Camp	262	3,006
Chemical analysis	-	2,884
Drafting	90	1,680
Drilling & trenching	-	-
Equipment rentals	-	1,288
Freight	-	-
Geological and engineering	7,034	19,307
Geophysical surveying	1,663	-
Maps and reproductions	-	411
Materials	241	451
Project management	20	239
Recording and filing	28,080	16,782
Travel	-	3,845
	37,390	49,893

Exploration tax credits	-	-
Joint venture payments	-	-
	37,390	49,893

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Quarter	323,099	223,914
Property write-down or abandonment	-	-
End of Quarter	$ 363,286	$ 288,075

Management Discussion and Analysis

Wernecke Breccias, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer will be operator for the project and will undertake exploration work in 2006 that will include additional claim staking and airborne geophysical surveys as well as mapping, prospecting and sampling.

Other Properties and Alliances

Northgate Alliance

In December 2005, the Company signed an agreement with Northgate to jointly pursue exploration opportunities. Each company will contribute $150,000 to the joint venture in 2006, including $40,000 to identify and research precious metal exploration targets. Field programs this field season will include regional silt sampling programs with subsequent detailed follow-up programs of prospecting and sampling.

Other Properties

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

Management Discussion and Analysis

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended April 30, 2006.

	Adam	Fer	Northgate Alliance	Wernecke	Other
Acquisition costs	$ -	$ -	$ -	$ 41	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp	-	-	12	37	628
Chemical analysis	-	-	-	-	505
Drafting	-	-	-	-	-
Drilling & trenching	-	-	-	-	-
Equipment rentals	-	-	-	-	176
Freight	-	-	-	-	-
Geological & engineering	112	92	10,843	86	14,468
Geophysical surveying	-	-	-	-	-
Maps and reproductions	-	-	-	-	42
Materials	14	45	1,765	-	504
Project management	-	-	193	-	89
Recording and filing	-	-	-	-	-
Travel	-	-	-	-	1,125
	126	137	12,813	123	17,537

Exploration tax credits	(3)	-	-	-	(208)
Joint venture payments	-	-	-	-	-
	123	137	12,813	123	17,329

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Year	62,700	104,129	-	$9,619	51,183
Property write-down or abandonment	-	-	-	-	-
End of Year	$62,823	$104,266	$12,813	$9,783	$68,512

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

Management Discussion and Analysis

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Income (loss) $	Income (loss) per share $
April 30, 2006	60,522	(336,970)	(0.02)
January 31, 2006	124,943	(515,970)	(0.03)
October 31, 2005	18,353	(513,695)	(0.03)
July 31, 2005	15,891	(567,371)	(0.03)
April 30, 2005	40,590	(226,570)	(0.01)
January 31, 2005	89,691	(680,298)	(0.04)
October 31, 2004	184,254	(307,839)	(0.02)
July 31, 2004	54,516	(299,310)	(0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of April 30, 2006 was $5,367,798, comprised primarily of term deposits and other forms of cash, compared to $2,905,645 at the previous fiscal year end and $2,653,805 at April 30, 2005. The Company expects that current working capital will be sufficient for the 2006 and 2007 fiscal years.

The Company had 21,721,539 issued and outstanding common shares as of April 30, 2006. The increase from 19,999,539 at January 31, 2006 was due to exercise of share purchase options and a private placement completed in April. During the quarter, 150,000 employee stock options were exercised for net proceeds of $111,511. The private placement consisted of 1,500,000 units at a price of $1.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant. Each Warrant entitles the holder to purchase one additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants contain a provision whereby, commencing August 13, 2006, if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in

Management Discussion and Analysis

writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. Proceeds from the private placement financing will be used for continued exploration of the Company's mineral property interests, development of other projects and for general corporate purposes. This financing closed on April 13, 2006 with gross proceeds of $2,550,000. Share issue costs were $54,645.

There are 1,017,500 previously granted director and employee options exercisable before December 2010. In conjunction with the private placement, 1,572,000 share purchase warrants and 140,000 Broker’s warrants at an exercise price of $1.70 were issued. The expiry date for all warrants is April 13, 2008. If all remaining options and warrants are exercised, a maximum of $4,420,875 will be added to the Corporation’s treasury, and shares outstanding will total 24,451,039

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration, the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
Adam	Nil
Fer	51% of cash in lieu and filing $5,355	June 10, 2006
Jake	Cash payment of $20,000 USD (approximately $22,000 CAD) Exploration totalling $100,000 CAD	October 29, 2006 October 29, 2007
Kizmet	Nil
Northgate Alliance	50% of compilation and exploration to a maximum of $150,000	July 31, 2006
RDN	Nil
Thorn	Nil
Tide	Nil

Management Discussion and Analysis

Property	Amount	Date of payment
Wernecke Breccias	Nil
Williams	Advance royalty payment - $5,000	December 15, 2006
Alaska properties	Project exploration $105,500 USD (approximately $120,000 CAD) Claim rental - $91,180 USD (approximately $100,300 CAD) Assessment & filing - $3,347 USD (approximately $3,700 CAD)	August 31, 2006 November 30, 2006 November 30, 2006
Nevada properties	Claim rental fee $17,000 USD (approximately $18,700 CAD) Filing fees – county $1,160 USD (approximately $1,300 CAD) Project exploration totalling $300,000 USD (approximately $330,000 CAD)	August 31, 2006 October 31, 2006 December 31, 2006

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

Management Discussion and Analysis

As at April 30, 2006, Equity was indebted to the Corporation in the amount of $47,453 for advances for project expenses and consulting services provided by Equity. During the first quarter ending April 30, 2006, the Corporation paid Equity $17,238 for geological consulting services and $69,617 for providing general corporate and administrative services composed of $926 for investor services, $32,400 for management services, $3,549 for office services, $17,780 for rent and $14,962 for support services. In addition, exploration advances totaling $92,000 were made in anticipation of field work commencing in early May.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Since this is the first quarter in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

Management Discussion and Analysis

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to April 30, 2006. The number of common shares issued and outstanding was 21,721,539 as of May 31, 2006.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Discussion and Analysis

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: March 31, 2009	By: “Jason S. Weber”

Jason S. Weber, President